TRANSOCEAN LTD.
Turmstrasse 30
CH-6300 Zug
SWITZERLAND
TEL. +713-232-7516
FAX +713-232-7511
heather.callender@deepwater.com

May 19, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall
Assistant Director

Re:	Transocean Ltd.’s Response to the Staff’s Comment Letter dated May 5,

2010 Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 24, 2010

File No. 0-53533

Dear Mr. Schwall:

The following is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated May 5, 2010 from H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K of Transocean Ltd. (the “Company”) for the year ended December 31, 2009, filed February 24, 2010. For your convenience, each of our responses is prefaced by the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors

Compliance with or breach of environmental laws can be costly and could limit our operations, page 19

Comment:

1.

We note the disclosure on page 20 that you “have generally been able to obtain some degree of contractual indemnification pursuant to which our customers agree to protect and indemnify us against liability for pollution, well and environmental damages; however, there is no assurance that we can obtain such indemnities in all of our contracts or that, in the event of extensive pollution and environmental damages, our customers will have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may not be

19 May, 2010

enforceable in all instances.” With regard to this disclosure, please explain to us the following:

•

We note your use of the term “generally”. Describe the instances or contracts, as applicable, in which you have not been able to obtain contractual indemnity against liability for pollution, well and environmental damages. Your response should address individual contracts and/or groups of contracts by customer or geographic area, to the extent material and meaningful under the circumstances;

•	Clarify the extent to which you are able to obtain contractual indemnification for the damages noted. In this regard, we note your use of the phrase “some degree of contractual indemnification”;

•	Describe the instances in which these indemnities may not be enforceable; and

•	Describe the potential impact on your financial position, results of operations or liquidity in the event that your customers are unable or unwilling to fulfill their contractual obligations to you.

Company Response:

Under all of our current drilling contracts, the operator indemnifies us for pollution damages in connection with reservoir fluids stemming from operations under the contract; and we indemnify the operator for pollution from substances in our control that originate from the rig (e.g. diesel used onboard the rig or other fluids stored onboard the rig and above the water surface). Also, under all of our current drilling contracts, the operator indemnifies us against damage to the well or reservoir and loss of subsurface oil and gas and the cost of bringing the well under control. However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the operator against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract was negotiated. In some instances, we have contractually agreed upon certain limits to our indemnification rights and can be responsible for damages up to a specified maximum dollar amount, which amount is usually $5 million or less, although the amount can be greater depending on the nature of our liability. In most instances in which we are indemnified for damages to the well, we have the responsibility to redrill the well at a reduced dayrate.

A contractual indemnity may not be enforceable for various reasons, including if a court determines that the indemnity is contrary to public policy or applicable law, or if a court finds that the liability in question is not expressly made subject to the

19 May, 2010

indemnity. The law with respect to the enforceability of indemnities varies from jurisdiction to jurisdiction and is unsettled under various laws that may apply to our contracts.

The inability of our customers to fulfill their indemnification obligations to us could have a material adverse effect on our consolidated statement of financial position, results of operations and cash flows.

Where appropriate, we will include clarifying disclosure in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Sources and uses of liquidity, page 42

Comment:

2.	We note your statement that you “expect to use existing cash balances, internally generated cash flows, bank credit agreements and proceeds from asset sales to fulfill anticipated obligations such as scheduled debt maturities or other payment events, repayment of short-term debt, capital expenditures and working capital needs.” In this regard, please provide further discussion and analysis describing in greater detail how you plan to use your capital resources to fulfill your anticipated obligations.

Company Response:

We believe that, relative to our anticipated obligations, we have a strong liquidity position due to our existing cash balances, the availability under our bank credit facility and our contract backlog. As disclosed in our annual report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), our anticipated obligations for 2010 include our scheduled debt maturities of $1.9 billion and we had liquidity of $3.0 billion, resulting from cash balances of approximately $1.1 billion and a bank credit facility with availability of $1.9 billion as of December 31, 2009. Also as disclosed in our Form 10-K, we expect approximately $9.3 billion in revenues from contract backlog for 2010 with approximately $0.8 billion of expected capital expenditures relating to our newbuild program. After adjusting for the loss of the Deepwater Horizon drilling rig and receipt of insurance proceeds, we expect total free cash flow from our contract backlog of approximately $4.3 billion during 2010.

3.	We note that you have a substantial amount of debt coming due in 2011 and 2012. Please disclose whether you believe you will be able to meet such obligations, and, if so, how you will meet these obligations.

19 May, 2010

Company Response:

We believe we will be able to meet our obligations with respect to our debt coming due in 2011 ($2.5 billion) and 2012 ($2.3 billion). We monitor our liquidity position by reviewing our available cash balances, committed borrowing capacity and anticipated obligations relative to our anticipated internally generated cash flows. Before consideration of our cash balances and borrowing capacity, we expect that our anticipated internally generated free cash flows, net of capital expenditures, will exceed our anticipated debt obligations in the years ending December 31, 2011 and 2012 by approximately $1.5 billion and $0.8 billion, respectively. These amounts include only firm backlog and may increase due to additional contracts, which may be partially offset by actual utilization realized. As of December 31, 2009, we also had $1.1 billion of cash and $1.9 billion of availability under our bank credit facility, and we expect to generate excess cash flows greater than our anticipated obligations in 2010.

Results of operations

Costs and expenses, page 47

4.	You sometimes refer to two or more sources as components that contributed to a material change. For example, you state that “operating and maintenance expenses decreased primarily due to reduced activity in our other operations segment, the reduced activity in contract drilling services resulting from a greater number of stacked rigs in 2009 and the sale of our interest in a joint venture that previously operated two rigs under bareboat charter.” Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Company Response:

We did not quantify the amount of individual variances because we considered the variances to be immaterial. Had we included the quantification of these factors, an example of such discussion would have been as follows:

“Operating and maintenance expenses decreased primarily due to a $466 million reduction in activity in our other operations segment, which represented a nine percent decline, a $210 million reduction in activity in our contract drilling services resulting from a greater number of stacked rigs in 2009, which represented a four percent decline, and the sale for $41 million of our interest in a joint venture that previously operated two rigs under bareboat charter, which represented a less than one percent decline. These favorable factors were partially offset by unfavorable variances associated with an increase of $284 million in our shipyard projects, which

19 May, 2010

represented a five percent increase, and an increase in the operating costs of $115 million related to the commencement of operations of our newbuilds, which represented a two percent increase.”

We will include expanded quantification of changes in our future filings where material.

Income tax expense, page 47

5.	We note that “[t]he annual effective tax rate for the years ended December 31, 2009 and 2008 was 16.0 percent and 14.4 percent, respectively.” Please explain whether the Redomestication Transaction had any material effect on your effective tax rate, and if so, what the effect was. In this regard, we note your statement on page 3 and elsewhere in the Proxy Statement filed November 3, 2008 that the Redomestication Transaction “should improve our ability to maintain a competitive worldwide effective corporate tax rate.”

Company Response:

The Redomestication occurred in December 2008. Our annual effective tax rate increased from 14.4% in 2008 to 16% in 2009. Although our annual effective tax rate increased, we do not believe that the Redomestication had a material effect. The Redomestication increased our annual effective tax rate by approximately 0.2%. We do believe that the Redomestication Transaction has improved our ability to maintain a competitive worldwide effective corporate tax rate, as stated in the Proxy Statement filed November 3, 2008.

6.	We note your disclosure that “The countries in which we operate have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is little to no expected relationship between income tax expense and net income before income tax expense.” Given that you have contract backlog for several years into the future, please clarify for us why you believe you cannot provide a meaningful discussion of your expected relationship between income tax expense and net income before tax.

Company Response:

Virtually all of our income-producing assets (i.e., rigs) are movable assets. As such, our rigs are moved as needed to complete contracts with third parties in various worldwide taxing jurisdictions. These assets are owned and operated by various Transocean subsidiaries that are subject to various tax laws, depending on the subsidiary’s country of incorporation. Transocean operates under many organizational structures throughout the world to provide the most efficient and effective means of performing operations in different countries. The expected tax

19 May, 2010

cost of future operations depends on (1) the location our clients choose to have us provide drilling operations and (2) how such operations are organized and structured in the future. Furthermore, a significant portion of our taxes are incurred in either deemed profits regimes which generally tax gross revenues or through withholding taxes computed on gross revenues. Since these taxes are not based on net taxable income they further distort any linear relationships between tax expense and pre-tax book income. Also, these taxes vary based on fluctuations in gross revenues. The result of the above items is that we cannot use past effective tax rates to set expectations as to future effective tax rates due to expected relationships between income tax expense and net income before tax.

7.	Please also tell us how you considered providing discussion and analysis of the major taxing jurisdictions that impact your consolidated tax provisions, the effective tax rates you experienced in these major taxing jurisdictions, and the significant reasons why your consolidated effective tax rate differed year over year.

Company Response:

Our effective tax rate varies based on (1) the location our clients choose to have us provide contract drilling services and (2) how such operations are organized and structured. In both 2009 and 2008, we operated in over 40 different worldwide tax jurisdictions. While the majority of the tax jurisdictions in which we operated in 2009 and 2008 were similar, the relative mix of revenues and income between these tax jurisdictions changed from year to year and accordingly the amount of tax expense our subsidiaries generated in those tax jurisdictions differed between the years. Each respective tax jurisdiction has different tax rules and regulations that govern the calculation of taxes payable in that jurisdiction. Given the numerous tax jurisdictions in which our subsidiaries operate, the variability and complexity of the various tax rates, rules and regulations and the mobile nature of our global operations, we believe providing expanded explanations of these tax rates, rules and regulations for each major taxing jurisdiction would be confusing and would not provide investors with more useful information.

In 2009, taxes recorded on the subsidiaries incorporated in the following countries made up approximately 78% of our total tax expense: United States; United Kingdom; Angola; Nigeria; India; Norway and Trinidad. In 2008, taxes recorded on the subsidiaries incorporated in the following countries made up 73% of our total tax expense: United States; United Kingdom; Angola; Nigeria; India; Equatorial Guinea; Saudi Arabia; and Vietnam. The primary reason our effective tax rate differed between 2008 and 2009 was the relative mix of taxable amounts in the various tax jurisdictions in which we operated.

19 May, 2010

Critical Accounting Policies and Estimates

Goodwill, page 51

8.	We note you consider the testing of goodwill for impairment to be a critical accounting policy, and we note your disclosure of the fact that certain hypothetical changes in your discount rate and terminal growth rates would not have resulted in an impairment of your contract drilling reporting unit. Please tell us the percentage by which the fair value of your contract drilling reporting unit exceeded the carrying value as of the date of your most recent test. Additionally, please expand your disclosure relating to such testing if the contract drilling reporting unit does not have a fair market value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

(a)	The percentage by which the fair value of your contract drilling reporting unit exceeded the carrying value as of the date of the most recent test.

(b)	To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of your contract drilling reporting unit.

(c)	A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of your contract drilling reporting unit.

(d)	Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

(e)	If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose that there is no risk of failing step one of the impairment test for your contract drilling reporting unit, we would not regard disclosure of the information outlined in the various points above to be necessary.

Company Response:

As stated in our annual report on Form 10-K, we perform our annual goodwill impairment test as of October 1. We apply a blended evaluation that considers both an income approach and a market approach. After completing the calculations, we apply hypothetical adjustments to the significant assumptions to assess the sensitivity of the results to those assumptions. We also consider hypothetical adjustments to our weighting of the two different approaches to assess the sensitivity of the results under the two scenarios.

19 May, 2010

Based on our annual impairment test, performed as of October 1, 2009, we determined that the fair value of our contract drilling reporting unit exceeded the carrying amount of the reporting unit by approximately 70 percent. We consider this excess to be significant and, accordingly, believe that the reporting unit is not at risk of failing step one of the impairment test.

Definitive proxy statement filed April 1, 2010

9.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

Company Response:

We respectfully confirm that we will comply with the following comments in future filings where applicable. We have provided examples of the disclosure that we intend to use under the comments below.

General

10.	We note that you have not included any substantive disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:

In July 2009, we engaged a compensation consultant to perform an assessment of the risks relating to annual cash bonus incentives awarded pursuant to our Performance Award and Cash Bonus Plan for discussion at the Executive Compensation Committee’s August 2009 meeting. Elements of the plan and mitigating controls were assessed and then ranked according to high, medium or low risk. All elements of the plan were ranked as low risk except one which was ranked as a medium risk. Additional elements of compensation, including but not limited to the determination of base salary, the grant and timing of equity awards and discretionary cash bonuses awarded under our Reward and Recognition Program and associated mitigating controls were also assessed. Based on this assessment, the Executive Compensation Committee determined that the risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company. We, therefore, determined that no disclosure was required in the proxy statement. If in the future we determine the risks arising from our compensation policies are reasonably likely to have a material adverse effect on the Company, we will include additional disclosures on these risks.

19 May, 2010

Base Salaries, page P-34

Changes in 2010

11.	We note your statement that “the Executive Compensation Committee approved the following increases in base salaries”; however, the figures provided appear to show only the new salaries for the named executive officers after their increases. If true, please revise to clarify that these figures represent the new salaries, and state the amounts of the increases as well as the new salaries.

Company Response:

We confirm that we will include the following disclosure in our future filings with the Securities and Exchange Commission (the “Commission”):

“Effective February 16, 2010 for Messrs. Rosa, Brown and Bobillier and March 1, 2010 for Mr. Newman, the Executive Compensation Committee approved increases in the base salaries of the named executive officers (other than Messrs. Long and Cauthen) as follows:

Named Executive Officer	New Base Salary	Percentage Increase
Mr. Newman	$900,000	33.0%
Mr. Rosa	$450,000	3.4%
Mr. Brown	$468,000	4.0%
Mr. Bobillier	$392,000	3.9%”

Form 8-K filed April 23, 2010

12.	We note the disclosure in your Form 8-K that was filed on April 23, 2010 regarding the situation involving your drilling rig Deepwater Horizon in the U.S. Gulf of Mexico. Please explain to us the following:

•

Clarify the extent to which specific environmental or other regulations, e.g. the U.S. Oil Production Act of 1990, the Jones Act, etc., may apply to you with regard to this incident, and what the regulations may require of you. With regard to your drilling contract(s) and any other relevant contracts, describe to us in sufficient detail any obligations or other potential liability you may have (for example, but not limited to, environmental liability, liability for removal of the wrecked rig, liability for personal injuries and deaths, loss of revenue, business interruption for your customer(s), etc.).

19 May, 2010

•

Tell us if the contract(s) under which the Deepwater Horizon was working included any contractual provisions regarding liability indemnification, including but not limited to the type of provision you disclose on page 20 of your Form 10-K.

•	Quantify the amount of insurance coverage, including relevant deductibles, you have related to the Deepwater Horizon, and the related incident.

•

Describe the reasonably possible impacts of this incident on your financial position, results of operations or liquidity, due to all relevant items, including loss of revenues and costs expected to be incurred. Your response should address, among other things, whether you have had to delay or suspend operations on other rigs to relocate equipment or perform other tasks related to this incident.

Company Response:

As indicated in our Quarterly Report on Form 10-Q filed with the Commission on May 5, 2010 (“Form 10-Q”), one of our subsidiaries has been notified by the U.S. Coast Guard that, under the provisions of the Oil Pollution Act of 1990 (“OPA”), Deepwater Horizon had been designated as a source of oil discharges and our subsidiary has been designated as a responsible party under OPA. In the notice, the U.S. Coast Guard noted that its information indicates that oil discharges resulting from the incident include discharges from Deepwater Horizon on or above the surface of the water and ongoing discharges from the well head. Because the ongoing discharges from the well head are occurring nearly a mile below the surface of the water, for which we believe we have no responsibility under OPA, we have responded to the U.S. Coast Guard’s notice and denied our subsidiary’s designation as a responsible party to the extent of any underwater discharges from the well head.

With respect to death and personal injury actions, we are generally responsible under the Jones Act for any seamen on the vessel to the extent the injuries were caused by the employer’s negligence. However, as described below, we and the operator agreed to indemnify each other for certain liabilities with respect to death and personal injury actions.

The drilling contract for Deepwater Horizon includes various indemnification provisions. We summarized the most relevant of these provisions in our Form 10-Q. As we discussed in the Form 10-Q, under our drilling contract for Deepwater Horizon, the operator has agreed, among other things, to assume full responsibility for and defend, release and indemnify us from any loss, expense, claim, fine, penalty or liability for pollution or contamination, including control and removal thereof, arising out of or connected with operations under the

19 May, 2010

contract (other than for pollution or contamination originating on or above the surface of the water from fuels, lubricants, motor oils and other substances, as to which we similarly agreed to assume responsibility and protect, release and indemnify the operator). Although we do not believe it is applicable to the Deepwater Horizon incident, we also agreed to indemnify and defend the operator up to a limit of $15 million for claims for loss or damage to third parties arising from pollution caused by the rig while it is off the drilling location, while the rig is underway or during drive off or drift off of the rig from the drilling location. The operator has also agreed, among other things, (1) to defend, release and indemnify us against loss or damage to the reservoir, and loss of property rights to oil, gas and minerals below the surface of the earth and (2) to defend, release and indemnify us and bear the cost of bringing the well under control in the event of a blowout or other loss of control. We agreed to defend, release and indemnify the operator for personal injury and death of our employees, invitees and the employees of our subcontractors while the operator agreed to defend, release and indemnify us for personal injury and death of its employees, invitees and the employees of its other subcontractors (other than Transocean). We have also agreed to defend, release and indemnify the operator for damages to the rig and equipment (including salvage or removal costs). Similar indemnification agreements are in place between the operator and its other subcontractors for their personnel and property.

Deepwater Horizon was insured for total loss coverage of $560 million. We have received the full $560 million in insurance proceeds. We recently learned that there is no deductible in this instance for the total loss of Deepwater Horizon. We also have coverage for costs incurred to mitigate or minimize damage to the Deepwater Horizon up to an amount equal to 25 percent of the rig’s insured value, or $140 million. We have coverage for wreck removal for up to 25 percent of Deepwater Horizon’s insured value, or $140 million, with any excess wreck removal liability generally covered to the extent of our excess liability coverage described below, in the event wreck removal is required. As Deepwater Horizon was a total loss, there is no deductible for any applicable costs incurred to mitigate damages or for wreck removal, provided the costs are within the limits mentioned above. We carry $950 million of commercial market excess liability coverage, exclusive of deductibles and self-insured retention, noted below, which generally covers offshore risks such as personal injury, third-party property claims, and third-party non-crew claims, including wreck removal and pollution. This $950 million excess liability limit is an annual aggregate limit covering the entire Transocean worldwide fleet, including Deepwater Horizon. The policy period applicable to the Deepwater Horizon incident ran from May 1, 2009 to May 1, 2010. Prior to the April 20, 2010 Deepwater Horizon incident, there were no known incidents or occurrences that would have eroded the $950 million aggregate excess liability limit. We generally retain the risk for any liability

19 May, 2010

losses with respect to the Deepwater Horizon incident and any other incidents or occurrences in excess of $1.0 billion. Our excess liability coverage has separate (1) $10 million per occurrence deductibles on crew personal injury liability and on collision liability claims and (2) a separate $5 million per occurrence deductible on other third-party non-crew claims. These types of excess liability coverages are subject to an additional aggregate self-insured retention of $50 million that is applied to any occurrence in excess of the per occurrence deductible until the $50 million is exhausted. In the case of the Deepwater Horizon incident, we expect to pay $65 million in deductible costs prior to any insurance reimbursements from the excess liability insurance. We expect liability costs from the Deepwater Horizon incident in excess of the $65 million deductible costs to be covered up to the $950 million excess liability limit. We also carry $100 million of additional insurance that generally covers expenses that would otherwise be assumed by the well owner, such as costs to control the well, redrill expenses and pollution from the well. This additional insurance provides coverage for such expenses in circumstances in which we have legal or contractual liability arising from our gross negligence and/or willful misconduct. We have been placed on notice by the operator that it intends to make a claim on our excess liability insurance coverage. Such a claim, if paid, could limit the amount of coverage otherwise available to us.

As disclosed in our Form 10-Q, as a result of the incident, our business will be negatively impacted by the loss of revenue from the rig. The backlog associated with the drilling contract under which the rig was operating was approximately $590 million through the end of the contract term in 2013. We do not carry insurance for loss of revenue. Our business may also be adversely impacted by any negative publicity relating to the incident and us, any negative perceptions about us by customers, the skilled personnel that we require to support our operations or others, any increased premiums for insurance or difficulty in obtaining coverage, any claims that may be asserted against us and any other expenses that are not covered, in whole or in part, by our insurance policies or indemnification arrangements, the outcome of any investigations relating to the incident and the diversion of management’s attention from our other operations to focus on matters relating to the incident. Any increased regulation of the drilling industry as a whole that arises out of this incident could result in higher operating costs, which could, in turn, adversely affect our operating results. As mentioned above, we have received $560 million of insurance proceeds from the total loss of Deepwater Horizon and we expect to record an accounting gain in 2010. As disclosed in our Form 10-Q, although we are currently unable to estimate the full impact of the incident on our business, the incident is expected to have a material effect on our future consolidated results of operations and cash flows and may have a material effect on our future consolidated statement of financial position. We expect an increase of approximately $200 million in operating and

19 May, 2010

maintenance expense in 2010 comprised primarily of insurance deductibles, higher insurance premiums, and additional legal expenses.

With respect to our operations following the incident, our drilling rig, Development Driller III, is involved in drilling the relief well at the site of the incident, our drillship, Discoverer Enterprise, is involved in the oil recovery operations in the Gulf and our drilling rig, Development Driller II, will be involved in drilling a second relief well, well capping operations or both. All of these rigs are under contract with the operator, and were under such contracts prior to the incident.

We will continue to provide updated material information on the Deepwater Horizon incident in our future filings with the Commission.

Closing Comments

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Heather G. Callender
Heather G. Callender
Associate General Counsel